Exhibit 99.1

Unity Wireless Corporation

FOR IMMEDIATE RELEASE

Unity Wireless Closes First Round of
Fund Raising Over CAD$800,000

BURNABY, BC - November 25, 2002: Unity Wireless Corporation (OTCBB: UTYW - News; TSX Venture: UWC - News), a leading provider of power amplifiers to the wireless industry, announced today it has closed the first round of its previously announced Convertible Debenture private placement offering by issuing Debentures with a principal value of C$813,385.

The Debenture pays simple interest at 10% per annum and matures March 15, 2004. The principal amount of each Unit is convertible into common shares at CAD$0.15 per share at any time at the election of the Unit holder, though the Company has the right to prepay the principal amount and interest in cash with no penalty at any time, which would cancel the conversion right. In conjunction with the convertible debentures the Company has issued a total of 5,422,567 warrants. Each warrant will entitle the holder to purchase one additional common share at CAD$0.15 per share and expire March 15, 2004. Any shares obtained through conversion or upon the exercise of warrants would be restricted for a period of at least 4 months from the date of issue of the debentures. The Company paid finders fees to eligible parties equal to 10% of principal Debenture amounts raised by issuing 475,590 restricted common shares at CAD$0.15. The Debenture will be secured by a general security interest granted by both the company and its subsidiaries in all of their assets.

As part of the financing, the Company has agreed to file, within 90 days of closing, a registration statement with the Securities and Exchange Commission qualifying the resale of the shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants.

The Company anticipates closing on further funds within the next several weeks raising up to a maximum of CAD$2,250,000 through the offering. There is no assurance that any additional funds will be raised under this offering.

None of the securities described herein have been registered under the Securities Act of 1933, as amended (the "Securities Act"). None of the securities described herein may be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

About Unity Wireless Corporation www.unitywireless.com
Unity Wireless is one of the world's leading developers of Smart Power Amplifier technology. Our single-carrier and multi-carrier power amplifier products deliver world-class efficiency and performance with field-proven quality and reliability in thousands of base stations and repeaters around the world.

For More Information Contact:
James E. Carruthers, Unity Wireless, (604) 267- 2716 jamesc@unitywireless.com
Mike Mulshine, Osprey Partners, (732) 292-0982 osprey57@optonline.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.